
 Pittsburgh **Current**

PITTSBURGH CURRENT LLC

DISCLOSURE DOCUMENT



HONEYCOMB

OFFERING SUMMARY

Issuer Name	Pittsburgh Current LLC
Offering Amount	$10,000 - $31,250
Security Type	Unsecured Loan
Interest Rate	11.0%
Maturity	60 months
Payments	Monthly, disbursed to investors quarterly
Personal Guaranty	Yes, Bethany Ruhe (owner)

COMPANY OVERVIEW

Pittsburgh Current is Pittsburgh's true alternative media source. They are a reader-first, influence-free publication, dedicated to innovating and invigorating the media landscape in Pittsburgh. Pittsburgh Current is filling the very real need for independent journalism, with an increased focus on neighborhoods, arts, dining, and entertainment. They will also continue to grow and bring innovative events and multi-media productions.

COMPANY ELIGIBILITY

Name of issuer: Pittsburgh Current LLC
State of Organization: Pennsylvania
Date Company Was Formed: 6/5/2018
Type of Company: Limited Liability Company
Physical Address: 1665 Broadway Avenue, Pittsburgh, PA 15216
Web Address: https://pittsburghcurrent.com/
# of Employees: 3

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

Below is a list of the beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage owned by each beneficial owner. The principal shareholders detailed below are holders of common stock interest in the Issuer and distinct from the Securities offered to investors in this Offering.

NAME	CLASS	% OWNERSHIP
Charlie Deitch	LLC Ownership	50.0%
Bethany Ruhe	LLC Ownership	50.0%

The above is the only ownership outstanding for the company. The ownership interests of a Pennsylvania Limited Liability Company give the owner the right to share in the profits of the company.

Note: All the securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities are included. Rights to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting the securities (or share in such direction or control – as, for example, a co-trustee) they are considered as being "beneficially owned." Outstanding voting equity securities are calculated by assuming all outstanding options are exercised and all outstanding convertible securities converted.

Key Persons of Issuer
Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Charlie Deitch
Employer: Pittsburgh Current
Title: Publisher
Dates of service: June 2018 - present

Charlie Deitch is the editor and publisher of Pittsburgh Current. He was an editor/writer at the Pittsburgh City Paper for 15 years. Pittsburgh City Paper is an alternative weekly publication with daily digital contributions and a bi-weekly paper publication.

Bethany Ruhe
Employer: Pittsburgh Current
Title: Associate Publisher
Dates of service: June 2018

Bethany Ruhe is associate publisher and co-founder of Pittsburgh Current. She was previously Marketing Director at the Pittsburgh City Paper. Bethany has over 7 years of experience in Public Relations, previously working as Director of External Relations for Texas-based company Direct Energy (started December 2014).

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

Business Plan

Our plan is to provide Pittsburgh with a bimonthly print issue of the Current, along with updating digital daily. We are currently at just over 200 locations in the city, and are ready to grow! The funds will be used for racks, street boxes, and all of the associated costs with making sure that all of our readers in the Greater Pittsburgh area can read their own copy. Having a lot of visibility in the city is vital to the growth and success of Pittsburgh Current.

The Pittsburgh Current currently earns revenue through ad sales, print sales, and physical and digital subscriptions. The Pittsburgh Current plans to implement additional revenue streams in the near future: third party digital campaign sales, event sales, and event planning services.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

The Company has been operating only since 2018, a limited history for prospective investors to consider.

Competition

There are many other competitors, including university-based publications that do not have to be profitable. The Company competes on the basis of quality, price, product availability, reader appeal, and many other factors. There is no guaranty that Company will be successful in competing against these competitors. Changes in customer preference away from the Company's core business or the inability to compete successfully against the with other competitors could negatively affect the Company's financial performance.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
In the event of a recession or other economic downturn, customers might curtail their purchase of the Company's products.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things



The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management time might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit

committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Advertiser Risk

The Company is in the business of selling advertising space. This is a volatile market. Preferences shift frequently and advertisers have many options. If an advertiser decides that, due to the nature of the content produced by the Company, the demographic makeup of the publication's readership, or some other factor, that advertising with the Company would risk its business, the Company could lose business or gain a reputation as a publication with which it is not worth advertising.

Libel, Defamation, and Slander Risk

The Company will publish a newspaper. If it publishes inaccurate information that defames, injures, libels, or slanders another person, group of people, or company, it could get sued, and be liable for damages that are not covered by insurance. Even if the Company is not found liable, it might have to pay for a lawyer to defend it in this circumstance.

Media Landscape Risk

In 2018, many different forms of media compete with printed newspapers for reader attention. This includes social media, online publications, and other forms of electronic media. Many traditional newspapers have shut down or been forced to consolidate or lay off staff in this environment. The Company will be facing all of these factors in addition to any risk factors specific to starting a brand-new newspaper.

Unique Supply Chain Management Risk

The Company must engage a printing company, delivery persons, writers, graphic designers, editors, as well as businesses willing to host their racks and street boxes. If any of these participants find the content produced by the Company to be inaccurate, objectionable, or in any other way problematic, they might choose not to do business with the Company. This risk is unique to a journalism business, inasmuch as the product (reporting) might not be universally perceived as unobjectionable.

USE OF FUNDS

The purpose of this offering is to raise funds for racks, street boxes, and all of the costs associated with making sure that all of our readers in the Greater Pittsburgh area can read their own copy.

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$10,000	$31,250
Less: Intermediary Fee*	$400	$1,250
Net Proceeds	$9,600	$30,000

Use of Proceeds:	- Purchase street newsboxes newspaper racks, and distribution software	- Purchase box truck, office equipment, hire consultant and full-time employee

* 4.0% of funding total

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest Pittsburgh Current and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with the Pittsburgh Current ("Note Purchase Agreement") by way of the investor's electronic signature.

b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are promissory notes, which we refer to as "Notes."

This section summarizes the principal features of the Note Purchase Agreement. However, this is only a summary. Before investing, you should read the Note Purchase Agreement in its entirety.

- The principal amount of your Note will be the amount you invest.

- Your Note will accrue interest at a rate of 11.0% per year. The accrual of interest will begin after a two-month interim period following the closing date of the offering – that is, when the money paid by investors is released to the Company – not on the date you invest. The Company must pay the accrued interest on a quarterly basis (every three months), starting two months after the closing date of the offering.

- The Company must repay your principal (the amount you invested) 60 months from the end of the two-month interim period or, if sooner, the date that the Company is sold or otherwise experiences a "change of control." The Company may also prepay the Note. Any prepayments will first be applied to accrued interest, then to principal.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. The representative will have the power to take any action against the company that he or she believes is appropriate. The fees and any expenses of the representative will be the responsibility of the Company, but the representative will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

● The Note offered does not have any voting rights.

● The Terms of the Note being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*
The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*
    n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*
The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*
    None.

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*

4. or (4) any immediate family member of any of the foregoing persons.

This statement is true.

FINANCIAL CONDITION OF THE ISSUER

Pittsburgh Current has been in operation only since June 2018. As such, there are limited financial statements for the investor to review.

Without these funds the Company would need to find other investment for the completion of its project. At this time, the Company may seek additional capital. The Company has no outstanding debt at the time of this offering.

FINANCIAL INFORMATION

The Company was established on June 5, 2018 and therefore does not have any financial statements for the investor to review. Pittsburgh Current does not currently have any outstanding debt obligations.

There have been no changes in ownership since the Company's founding.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the SEC;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i)   in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the Commission;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
i) at the time of the filing of this offering statement bars the person from:
  a) association with an entity regulated by such commission, authority, agency or officer;
  b) engaging in the business of securities, insurance or banking;
  c) engaging in savings association or credit union activities; or

ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered

national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://www.pittsburghcurrent.com

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

NOTE PURCHASE AGREEMENT

Dated as of %%TODAY%%
by and among

PITTSBURGH CURRENT LLC,

as the Issuer,

AND

%%VESTING_AS%%,

as the Holder,

AND

MAZURKRAEMER BUSINESS LAW solely in its capacity as Administrative Agent

---

NOTE PURCHASE AGREEMENT

This NOTE PURCHASE AGREEMENT (including all exhibits and schedules hereto, as the same may be amended, modified and/or restated from time to time, this "**Agreement**") is entered into as of %%TODAY%%, by and among Pittsburgh Current LLC (the "**Issuer**"), **%%VESTING_AS%%** (each a "**Holder**" and collectively the, "**Holders**"), and MAZURKRAEMER BUSINESS LAW, a Pennsylvania S Corporation, solely in its capacity as Administrative Agent (the "**Administrative Agent**").

W I T N E S S E T H:

WHEREAS, the Issuer desires to sell certain of its promissory notes to the Holders, and the Holders desire to purchase such notes, to fund certain commercial aspects of the Issuer's business as more particularly described herein (the "**Purpose**");

WHEREAS, Holders wish to purchase such promissory notes of the Company pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "**Title III Offering**"), conducted on www.HoneycombCredit.com (the "**Site**") maintained by Honeycomb Credit, Inc. (the "**Portal**");

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

<u>DEFINITIONS</u>

Recitals. The Recitals are incorporated herein as if set forth at length.

Defined Terms. Capitalized terms not otherwise defined in this Agreement have the meanings given to them in the Form C filed by the Issuer with the Securities and Exchange Commission and available on the Site, which we refer to as the "**Disclosure Document**."   The Disclosure Document, together with this Agreement, the Notes, any security instruments (if applicable), and any other document or instrument executed in connection with any of the foregoing are collectively referred to as the "**Loan Documents**."

NOTE PURCHASE TERMS

Purchase of Notes. The Issuer will issue and sell to certain of the Holders, and such Holders will purchase from the Issuer, promissory notes of the Borrower in substantially the form of Schedule 2.1 (each a "**Note**" and collectively, the "**Notes**") in the aggregate principal amount not to exceed $31,250 (the "**Borrowing Limit**"). The date on which the Issuer will issue and sell the Notes and the Holder shall purchase the Note, shall be the "**Closing Date**". The Issuer may sell Notes pursuant to this Agreement for a duration consistent with the Disclosure Document. Issuer shall keep a schedule of Notes purchased by each Holder, and the purchase price therefor. Holder will not receive a paper document representing Holder's Note.

Payment Terms.

Repayment. Each Note shall be repaid by the Issuer under the terms and conditions set forth herein with payments to Holders commencing on or before the last business day of the first quarter that starts 60 days after the Note proceeds have been disbursed to the Issuer and continuing on or before the last business day of each quarter thereafter through the Maturity Date with interest payable as set forth in the chart below.

Issuer Name	Pittsburgh Current LLC
Offering Amount	$10,000 - $31,250
Security Type	Unsecured Loan
Interest Rate	11.0%
Maturity	60 months
Payments	Monthly, disbursed to investors quarterly
Personal Guaranty	Yes, Bethany Ruhe (owner)
Security Interest	None

Payments.

ACH Deposit. All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated (the "**Designated Account**") by each Holder at the Site. Each Holder acknowledges and agrees that any payment made timely to the Designated Account shall be deemed delivered even if the payment is rejected, or otherwise unable to be transferred because the Holder's Designated Account is no longer valid for any reason. . Whenever any payment is due on a day that is not a business day, such payment will be due on the next following business day. Each payment will be



applied first to any fees charges and expenses authorized under the Loan Documents, including the reasonable fees and expenses of the Administrative Agent, then to accrued but unpaid interest on the Notes, and then to the outstanding principal balances of the Notes.

Non-ACH Payments Processing Fee. To the extent a Holder does not authorize the Issuer to make ACH distributions into its Designated Account, payments to such Holder will be made by check and mailed to such Holder at the address provided by Holder on the Site after deduction by the Issuer from each such check of a Fifty Dollar ($50) processing fee (the "**Processing Fee**"). All Processing Fees shall be credited against the outstanding amounts due under such Holder's Note. In the event the monthly amount payable to such Holder is less than the Processing Fee, the balance of the Processing Fee shall accumulate and be payable out of the Issuer's next payment installment to the Holder. In the event the total amount that remains outstanding under such Holder's Note is less than the amount of the accumulated Processing Fee, the obligations due and owing to the Holder under its Note shall be deemed satisfied and paid in full.

Equalization Among Holders. Each Note is on parity with all Notes issued pursuant to this Agreement and rank equally, without preference among themselves. Any amounts to be distributed pursuant to this Agreement and the Notes to the Holders shall be made *pro rata* in proportion to the amount then outstanding under each Holder's respective Note.

Maximum Lawful Rate. In no event shall Issuer be obligated to pay interest on the Note to the extent it exceeds the highest rate of interest that may be lawfully contracted for, charged or received by such Holder, and in such event the Issuer shall pay such Holder interest at the highest rate permitted by applicable law.

No Right to Cancel. Each Holder acknowledges and agrees that this is a commercial transaction and that the Holder has no right to cancel its subscription or rescind this Agreement. Once the Holder signs this Agreement, electronically or otherwise, the Holder is obligated to purchase the Note on the terms and conditions set forth in this Agreement and as described in the Disclosure Document, including, but not limited to, instances where the principal amount of the Note is reduced consistent with the Disclosure Document.

Issuer's Right to Reject Subscription. Each Holder acknowledges and agrees that Issuer has the right to reject the Holder's subscription for any reason or for no reason by returning the money provided to the Issuer to the applicable Holder's Designated Account whose subscription has been rejected.

REPRESENTATIONS AND WARRANTIES

3.1   Issuer's Representations and Warranties. The Issuer represents and warrants to each Holder that the following are, and immediately after giving effect to the transactions contemplated hereby will be, true, correct and complete:

Power and Authorization.   The Issuer has the power and authority and all authorizations, consents and approvals to execute, deliver, and perform its obligations under this Agreement and the Notes.

(a) <u>Binding Effect</u>. This Agreement and the Notes constitute a legal, valid and binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability.

(b) <u>Holder's Representations and Warranties</u>. Each Holder hereby severally, but not jointly, represents and warrants to the Issuer as follows as of the date hereof and as of the Closing Date:

(c) <u>Accuracy of Information</u>. All of the information the Holder has given to the Issuer(whether in this Agreement, at the Site, or otherwise) is accurate and the Issuer and may rely on it. If any of the information Holder has given to Issuer changes before the Issuer accepts Holder's subscription, Holder will notify the Issuer immediately. Holder agrees to indemnify and hold Issuer, and each of their respective directors, officers, employees and representative harmless for any damages, losses, or claims (including reasonable attorney fees and costs) incurred by Issuer that result from or arise out of inaccurate information provided by Holder.

(d) <u>Risks</u>. Holder understands all the risks of investing, including the risk that Holder could lose its entire investment in the Issuer evidenced by the Note and this Agreement. Without limiting that statement, Holder acknowledges and agrees that it has reviewed and understands each of the risks listed under "Risk Factors" in the Disclosure Document.

(e) <u>No Representations</u>. No person (i) has made any promises or representations to Holder, except for the information contained in the Disclosure Document; or (ii) has guaranteed any financial outcome for Holder's investment.

(f) <u>Escrow Account</u>. Each Holder understands that its money will be held in an escrow account in one or more banks prior to funding the loan to the Issuer for the stated Purpose. If any of these banks became insolvent, such money could be lost.

(g) <u>Opportunity to Ask Questions</u>. Each Holder has had the opportunity to ask questions about the Issuer and the investment, which questions have been answered to the Holder's satisfaction.

(h) <u>Legal Power to Sign and Invest</u>. Holder has the legal power to sign this Agreement and purchase the Note. Holder's investment does not violate any contract Holder has entered into with any other individual or entity.

(i) <u>Acting On Holder's Behalf</u>. Each Holder acknowledges and agrees that it is acting on its own behalf in purchasing the Note, not on behalf of any other individual or entity.

(j) <u>Investment Purpose</u>. Holder is purchasing the Note solely as an investment, not with an intent to re-sell or "distribute" any part of the Note.

(k) <u>Knowledge</u>. Holder has enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

(l) <u>Financial Forecasts</u>. Holder understands that any financial forecasts or projections are based on estimates and assumptions the Issuer believes to be reasonable but are highly speculative. Given the industry, any forecasts or projections will probably prove to be incorrect.

(m)   <u>Financial Wherewithal</u>. Holder can afford this investment, even if Holder loses the entirety of its investment. Holder does not rely on its cash or other property used in this investment to pay for any of Holder's current living necessities, including but not limited to, Holder's food, housing, and utilities.

(n)   <u>No Government Approval</u>. Holder understands that no state or federal authority has reviewed this Agreement or the Note or made any finding relating to the value or fairness of the investment.

(o)   <u>No Advice</u>. Each Holder acknowledges and agrees that the Issuer has not provided the Holder with any investment, financial, or tax advice. Each Holder has been advised to consult with its own legal and financial advisors and tax experts prior to entering into this Agreement.

(p)   <u>Tax Treatment</u>. If any withholding tax is imposed on any payment made by Issuer to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of Issuer, the Holder shall provide the Issuer with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Issuer may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax. Any taxes owed on the payments to Holder shall be the responsibility of such Holder.

(q)   <u>Anti-Terrorism and Money Laundering (Natural Persons)</u>. If Holder is a natural person (not an entity), such Holder represents and warrants as follows:

(i)   <u>Source of Funds</u>. None of the money Holder has paid or will pay or contribute to the Issuer is derived from or related to any activity that is illegal under United States law.

(ii)   <u>Anti-Terrorism Laws</u>. Holder is not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("<u>OFAC</u>"), nor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

(iii)   <u>Anti-Money Laundering Laws</u>. Holder's purchase of a Note will not, by itself, cause the Issuer to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

(iv)   <u>Additional Information</u>. Holder will provide such documentation as may be reasonably requested by the Issuer to verify further the source of funds used to purchase the Note.

(v) <u>Entity Holders</u>. Each Holder that is a legal entity, such as a corporation, partnership, or limited liability company, represents and warrants as follows:

(vi) <u>Good Standing</u>. Holder is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

(vii) <u>Other Jurisdictions</u>. Holder is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Holder.

(viii) <u>Authorization</u>. The execution, delivery, and performance by Holder of this Agreement and any related Loan Documents have been duly authorized by all necessary corporate action.

(ix) <u>Investment Company</u>. Holder is not an "investment company" within the meaning of the Investment Company Act of 1940.

(x) <u>Anti-Terrorism and Money Laundering</u>.

  (A) <u>Source of Funds</u>. No funds used or contributed to the Issuer derives from or relates to any activity that is illegal under United States law.

  (B) <u>Anti-Terrorism Laws</u>. None of the ultimate owners of Holder is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by OFAC, nor is a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

  (C) <u>Notice of Violations</u>. If at any time the Issuer determines that any of the representations in contained in this subsection are untrue or inaccurate, or if otherwise required by applicable law or regulation related to terrorism, money laundering, and similar activities, the Issuer may undertake appropriate actions to ensure compliance with applicable law or regulation, including, but not limited to segregation or redemption of such Holder's Note.

COVENANTS

<u>Issuer Covenants</u>. Issuer covenants and agrees that, so long as any of the obligations evidenced by the Loan Documents remain unpaid or unsatisfied:

<u>Maintenance of Property</u>. Issuer shall maintain and preserve all its real and tangible property in good working order and condition, ordinary wear and tear and casualty excepted.

Insurance. Issuer shall maintain or cause to be maintained in full force and effect all policies of insurance of any kind (including policies of fire, theft, public liability, property damage, other casualty insurance) with respect to the property of the Issuer, including any Collateral, with reputable insurance companies or associations of a nature and providing such coverage as is sufficient and as is customarily.

Use of Proceeds. Issuer shall use the proceeds of the sale of the Notes solely for the Purposes stated herein and in the Disclosure Document.

Prepayment. The Company may prepay any Note in whole or in part at any time without any notice or penalty. All prepayments of principal shall be applied to the most remote principal installment or installments then unpaid.

Holder Covenants. Each Holder covenants and agrees that, so long as any of the obligations evidenced by its Note remains unpaid or unsatisfied:

(a)   Restrictions on Holders. No Holder may, under any circumstances (i) take any individual action to collect a Note; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

(b)   Disclosure. Holder agrees that Issuer may release confidential information about Holder to government authorities if Issuer, in its sole discretion, determines after consultation with counsel that releasing such information is in the best interest of the Issuer in light of any applicable law or regulation.

(c)   Additional Documents. Holder agrees to execute any additional documents the Issuer requests if the Issuer reasonably believe those documents are necessary or appropriate and explain that Holder **is able to bear the economic risk of its investment in the Notes for an indefinite duration and is able to afford a complete loss of such investment**.

(d)   **No Transfer of Notes. Holder may not transfer, pledge, encumber, or otherwise dispose of Holder's interest in its Note at any time. Any attempt to transfer, pledge, encumber or other dispose of Holder's interest in its Note shall be void.**

(e)   Re-Purchase of Holder's Note. If Issuer decide that Holder has provided inaccurate information or has otherwise violated its obligations, Issuer may (but shall not be required to) repurchase or rescind Holder's Note.

ADMINISTRATIVE AGENT

Appointment. Each Holder hereby irrevocably designates, appoints and authorizes MAZURKRAEMER BUSINESS LAW, to act as Administrative Agent for such Holder under this Agreement and to execute and deliver or accept on behalf of each of the Holder any Loan Documents, including this Agreement, and any security agreement or mortgage or other document or instrument reasonably necessary to give effect to the transactions contemplated by this Agreement and the Disclosure Document. Each Holder hereby irrevocably authorizes the

Administrative Agent to take such action on its behalf under the provisions of this Agreement and the Loan Documents, and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the Administrative Agent by the terms hereof, together with such powers as are reasonably incidental thereto. Administrative Agent agrees to act as the Administrative Agent on behalf of the Holders to the extent provided in this Agreement.

Nature of Duties.

The Administrative Agent shall have no duties or responsibilities except those expressly set forth in this Agreement and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist. The duties of the Administrative Agent shall be mechanical and administrative in nature and shall not create any fiduciary or trust relationship in respect of any Holder.

The function and duty of the Administrative Agent shall be: (i) to execute any security agreement, mortgage or other Loan Document on behalf of the Holders providing for the grant of a security interest in favor of the Holders in property of the Issuer as contemplated in the Disclosure Document and in this Agreement; (ii) to enforce the rights and remedies of the Holders under any applicable Loan Document, including this Agreement, upon written direction from the Required Holders (as defined below) (an "**Enforcement Proceeding**"); and (iii) to hold proceeds collected by Administrative Agent following an Event of Default by the Issuer, including, but not limited to, from the sale of any Collateral, and to distribute such proceeds to the Holders in an amount consistent with the terms and conditions of this Agreement and the Holder's respective Note.

In connection with any Enforcement Proceeding, the Administrative Agent shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Agreement, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Administrative Agent may determine in its sole and unlimited discretion, subject to the other provisions of this Agreement. The Administrative Agent may pursue such remedies notwithstanding that the Administrative Agent does not have physical possession of the Notes and without naming the Holders as parties.

The Administrative Agent takes no responsibility and makes no statement regarding the validity, extent or enforceability of the Loan Documents or the lien priority or position that the Holders will have as a result of the Loan Documents.

Instructions from the Holders. The Administrative Agent agrees, upon the written request of the Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis (the "**Required Holders**"), to take or refrain from taking any action of the type specified as being within the Administrative Agent's rights, powers or discretion herein, provided that the Administrative Agent shall not be required to take any action which exposes the Administrative Agent to personal liability or which is contrary to this Agreement, any loan agreements with third parties (if applicable), or any of the other Loan Documents or applicable Law. Additionally, Administrative Agent shall have no obligation to comply with instructions from the Required Holders to initiate or continue an Enforcement Proceeding without sufficient funds being made available in advance to Administrative Agent to cover the Administrative Agent's out-pocket-expenses, including, but not limited to, filing fees and costs, required to initiate or continue such Enforcement Proceeding. Any action taken or failure to act pursuant to such instructions shall be binding on the Holders. No Holder shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting hereunder in accordance with the instructions of the Required Holders, or in the absence of such instructions, in the absolute discretion of the Administrative Agent. Holders acknowledge and agree to electronic communications by and between the Holders and the Administrative Agent and any Holder's failure to affirmatively instruct the Administrative Agent within the time prescribed by Administrative Agent shall be deemed as the Holder's consent to the action or inaction taken by the Administrative Agent.

Nonrecourse Liability. The Administrative Agent shall not be liable to any Holder for any action taken or omitted to be taken by it or them hereunder, or in connection herewith including pursuant to this Agreement or any other Loan Document, unless caused by Administrative Agent's own gross negligence or willful misconduct.

Reimbursement and Indemnification of Administrative Agent by Issuer. Issuer agrees to reimburse, indemnify defend and save the Administrative Agent harmless from and against all liabilities, costs, expenses or disbursements, including attorneys' fees and disbursements, of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent, in its capacity as such, in any way relating to or arising out of this Agreement or any other Loan Document; provided that Issuer shall not be liable for any portion of such liabilities, costs, expenses or disbursements if the same results from the Administrative Agent's gross negligence or willful misconduct.

Compensation. Administrative Agent shall be entitled to compensation and reimbursement of expenses as set forth below which amounts shall be the obligation of the Company and shall be added to the amounts otherwise payable under the Notes:

Flat Fee. As compensation to the Administrative Agent for the services provided by the Administrative Agent to the Holders in the execution and documentation of any Collateral securing the obligations evidenced by the Notes, Holders acknowledge and agree that Administrative Agent shall be paid a flat fee in accordance with the Schedule 5.6(a) attached hereto and incorporated herein.

Hourly Rate. As compensation to the Administrative Agent for the services provided by the Administrative Agent in connection with any Enforcement Proceeding, Administrative Agent shall be entitled to receive reasonable compensation at the hourly rate(s) set forth in Schedule 5.6(b) attached hereto and incorporated herein, plus reimbursement of all out of pocket expenses reasonable incurred by the Administrative Agent.

Surcharge. Upon the occurrence of an Event of Default that is continuing, all payments under the Notes shall be directed to and held in escrow until the Event of Default is cured or otherwise resolved. Each Holder acknowledges and agrees that the Administrative Agent may surcharge (i) the Collateral, if any, and (ii) the funds maintained in escrow in an amount equal to the outstanding and unpaid portion of the compensation due and payable to the Administrative Agent under the terms of this Agreement, prior to causing the balance of said proceeds or funds to be distributed to the Holders on a *pro rata* basis.

Successor Administrative Agent.   The Administrative Agent (i) may resign as Administrative Agent or (ii) shall resign if such resignation is requested by the Required Holders, by giving not less than thirty (30) days' prior written notice to the Holders and the Issuer. If the Administrative Agent resigns under this Agreement, then either (a) the Required Holders shall appoint from among the Holders a successor agent for the Holders, subject to the consent of the Issuer, such consent not to be unreasonably withheld, delayed or conditioned or (b) if a successor agent shall not be so appointed and approved within the thirty (30) day period following the Administrative Agent's notice of its resignation, then the Administrative Agent shall appoint, with the consent of the Issuer, such consent not to be unreasonably withheld, delayed or conditioned, a successor agent who shall serve as Administrative Agent until such time as the Required Holders appoint and the Issuer consents to the appointment of a successor agent, provided that the consent of the Issuer shall not be required if any event of default then exists. For purposes of this Section 5.7, only, the Required Holders shall be determined by reference to Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis that have cast a vote. Upon its appointment pursuant to either clause (a) or (b) above, such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall mean such successor agent, effective upon its appointment, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement. After the resignation of any Administrative Agent hereunder, the provisions of this Agreement shall inure to the benefit of such former Administrative Agent and such former Administrative Agent shall not by reason of such resignation be deemed to be released from liability for any actions taken or not taken by it while it was an Administrative Agent under this Agreement.

Calculations.   In the absence of gross negligence or willful misconduct, Holder acknowledges and agrees that there will be no liability for any error in computing the amount payable to any Holder whether in respect of the Notes, fees or any other amounts due to the Holder under this Agreement. In the event an error in computing any amount payable to any Holder is made, the Administrative Agent, the Issuer and each affected Holder shall, forthwith upon discovery of such error, make such adjustments as shall be required to correct such error.

EVENTS OF DEFAULT

Event of Default. Any of the following shall constitute an "**Event of Default**":

Non-Payment. The Issuer fails to pay to a Holder any amount due and such failure continues for thirty (30) days following written notice to the Issuer; or

Representation or Warranty. Any representation, warranty or certification by or on behalf of the Issuer shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or



Insolvency. Issuer ceases or fails to be solvent or admits in writing its general inability to pay, its debts as they become due, subject to applicable grace periods, if any;

Breach of Other Obligations. Issuer breaches a material obligation owed to a third party, including breach of any loan documents with another lender; or

Involuntary Proceeding. The Issuer becomes subject to an involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of ninety (90) days; or

Change of Control. All outstanding principal and accrued interest shall be immediately due and payable upon a Change of Control of the Issuer. For these purposes, the term "**Change of Control**" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Issuer; (ii) a change in more than fifty percent (50%) of the effective voting power of the Issuer; or (iii) any merger or reorganization of the Issuer, except a merger in which those in control of the Issuer retain more than fifty percent (50%) of the combined voting power of the resulting entity; or

Bankruptcy. Issuer files a voluntary bankruptcy proceeding.

Remedies. Upon the occurrence and during the continuance of an Event of Default in Section 6.1(a)-(f), then the Required Holders may instruct the Administrative Agent to declare all amounts owed under the Notes to be immediately due and payable. Upon the occurrence of an Event of Default in Section 6.1(g), all amounts owed under the Notes shall automatically be accelerated and become immediately due and payable without prior written notice or demand. Upon the occurrence of any Event of Default that is continuing, Holders shall have the right to exercise all rights and remedies available to them under this Agreement, any Loan Document, at law or in equity, consistent with the procedures set forth in this Agreement.

No Individual Right of Action. Each Holder acknowledges and agrees that no Holder has an individual right of action to enforce its Note or any of the Loan Documents against the Issuer and is bound by the decision and instructions provided to the Administrative Agent by the Required Holders consistent with the terms of this Agreement.

MISCELLANEOUS

LIMITATIONS ON DAMAGES. NEITHER ISSUER NOR ADMINISTRATIVE AGENT WILL BE LIABLE TO ANY HOLDER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF HOLDER DISCLOSES IT MIGHT INCUR THOSE DAMAGES. The maximum liability the Issueror Administrative Agent may have to any Holder is the amount of such Holder's investment as evidenced by the Note.

NO CLASS ACTION CLAIMS. NO LAWSUIT SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same lawsuit unless those persons are parties to a single transaction. An award shall determine the rights and obligations of the named parties only, and only with respect to the claims in the lawsuit, and shall not

(i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration

<u>Consent to Jurisdiction and Service of Process; Waiver of Jury Trial.</u>

Issuer and each Holder hereby: (i) irrevocably submits to the jurisdiction of the Court of Common Pleas of Allegheny County, Pennsylvania and to the jurisdiction of the United States District Court for the Western District of Pennsylvania for the purposes of any action or proceeding arising out of or relating to any of this Agreement or the Notes or the subject matter thereof and brought by the Administrative Agent on behalf of the Holder; (ii) waives and agrees not to assert, by way of motion, as a defense or otherwise, in any such action or proceeding, any claim that (A) it is not personally subject to the jurisdiction of such courts, (B) the action or proceeding is brought in an inconvenient forum or (C) the venue of the action or proceeding is improper; and (iii) agrees that, notwithstanding any right or privilege it may possess at any time, such party and its assets are subject to suit on account of the obligations assumed by it hereunder.

THE PARTIES WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY OF THE TRANSACTION DOCUMENTS OR THE SUBJECT MATTER THEREOF AND BROUGHT BY ANY OTHER PARTY.

The Holders acknowledge that this is a commercial transaction, that the foregoing provisions for consent to jurisdiction, service of process and waiver of jury trial have been read, understood and voluntarily agreed to by them and that by agreeing to such provisions they are waiving important legal rights. The obligations of the parties under this Section will survive any termination of this Agreement.

<u>Creditor-Debtor Relationship</u>. The relationship between each Holder, on the one hand, and the Issuer, on the other hand, is solely that of creditor and debtor.

<u>Expenses</u>. Each party shall be responsible for its own expenses, including without limitation all attorney's fees which arise out of or relate to the documentation of this Agreement or the Notes. Upon the occurrence of an Event of Default or commencement of an Enforcement Proceeding, the costs and expenses incurred by the Administrative Agent on behalf of the Holders, including reasonable attorneys' fees and costs, shall be added to and become a part of the obligations owed by the Issuer under this Agreement.

<u>Notices</u>. All notices, consents, requests, demands and other communications required or permitted hereunder: (a) will be in writing; (b) will be sent by electronic delivery, including all tax forms, to the email address provided by the Holder on the Site and shall be deemed transmitted when

sent. Notices to the Administrative Agent and the Issuer may be sent electronically to the email addresses provided in their respective signature blocks.

Amendments. This Agreement and the Notes may be amended only by a writing signed by the Issuer on the one hand and by the Administrative Agent on behalf of the Holders on the other hand, and any such amendment will be effective only to the extent specifically set forth in such writing.

Confidentiality. Each of the Holders shall maintain in confidence in accordance with its customary procedures for handling confidential information, all written information that the Issuer, furnishes to Holders ("**Confidential Information**"), other than any such Confidential Information that become generally available to the public other than as a result of a breach by the Holders of its obligations hereunder or that is or becomes available to the Holders from a source other than the Issuer, and that is not, to the actual knowledge of the recipient thereof, subject to obligations of confidentiality with respect thereto.

Miscellaneous, This Agreement and the Notes: (a) may not be assigned, pledged or otherwise transferred, whether by operation of law or otherwise, without the prior consent of the Issuer; (b) may be executed in electronically and in counterparts by the parties, which shall be deemed effective as an original and will constitute one and the same instrument; (c) contain the entire agreement of the parties with respect to the transactions contemplated hereby and thereby and supersede all prior written and oral agreements, and all contemporaneous oral agreements, relating to such transactions; (d) are governed by, and will be construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania without giving effect to any conflict of laws rules; and (e) are binding upon, and will inure to the benefit of, the parties and their respective successors and permitted assigns. The waiver by a party of any breach or violation of any provision of this Agreement will not operate or be construed a waiver of any subsequent breach or violation hereof. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

NOTE PURCHASE AGREEMENT EXHIBIT A

SCHEDULE 5.6

ADMINISTRATIVE AGENT FEE SCHEDULE AND COMPENSATION

5.6(a):   **FLAT FEE SCHEDULE FOR EXECUTION AND PERFECTION**

Description	Collateral	Flat Fee

Execute Loan Documents and Perfect Security Interests	Titled Vehicle(s)	$500, plus filing fees per vehicle of $78
Execute Loan Documents and Perfect Security Interests	Equipment	$500, plus filing fees of $84

5.6(b):   HOURLY RATES

The Administrative Agent is indemnified for all out of pocket costs and legal fees incurred. MAZURKRAEMER BUSINESS LAW rates are as follows:

Description	Rate
Salene Mazur Kraemer, Esquire	$300/hour
MazurKraemer Paralegal	$125/hour

EXHIBIT B – ADMINISTRATIVE AGENT ENGAGEMENT

To: Pittsburgh Current LLC Investment Agreement, dated August 2018
Re: Engagement of **MAZUR**KRAEMER Business Law

Dear Investor:

You have asked our firm MAZURKRAEMER (the "Firm") to serve as a Administrative Agent for you ("Client") as an investor pursuant to the terms of that certain Note Purchase Agreement, both dated August 2018, executed by and between you and Pittsburgh Current LLC pursuant to which you purchased a certain promissory note from Pittsburgh Current LLC. We will be happy to assist you with this matter. We look forward to working with you and will do



our best to provide the highest quality legal services in a responsive and efficient manner. The purpose of this letter is to clarify and confirm the following terms and conditions under which we will represent you at the present time:

1. **Scope of Representation:** The scope of our representation is limited to: i) executing a Security Agreement as Administrative Agent, and (ii) perfecting a first lien security interest in your collateral. Any additional services must be mutually agreed upon by a separate agreement.

2. **Discharge and Withdrawal.** You may discharge us at anytime by notifying us in writing. **You agree that we may withdraw our representation as your counsel upon seven (7) days' written notice if we do not agree upon the means and objectives of our representation.** If we elect to withdraw, you will take all steps
necessary to free us of any obligation to perform further, including the execution of any documents (including forms for substitution of counsel) necessary to complete our withdrawal.

3. **Disclaimer of Guaranty. Although we may offer an opinion about possible results regarding the subject matter of this agreement, we cannot guarantee any particular result**. You acknowledge that we have made no promises about the outcome and that any opinion offered by us in the future will not constitute a guaranty.

4. **Entire Agreement.** This agreement may be modified only by a subsequent written agreement signed by all parties or an oral agreement to the extent that the parties carry it out.

We are pleased to have this opportunity to be of service and to work with you. If this letter is consistent with your understanding of our relationship, kindly sign it.

Sincerely,

/s/ Salene Kraemer
Salene Kraemer, Esquire
MAZURKRAEMER Business Law
331 Jonquil Place
Pittsburgh, PA 15228
Phone: (412) 427-7075
Fax: 1 (412) 202-0056
salene@mazurkraemer.com

EXHIBIT C – PERSONAL GUARANTY

PITTSBURGH CURRENT LLC

I, Bethany Ruhe, certify that the financial statements of Pittsburgh Current LLC included in this Form C are true and complete in all material respects. I certify that all statements of fact about Pittsburgh Current LLC included in this Form C are accurate and complete to the best of my knowledge.

Bethany Ruhe
_____

Bethany Ruhe